SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: June 7, 2007

ELTEK Ltd.
Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il

Eltek Announces First-Quarter 2007 Financial Results

Company records 11th consecutive quarter of year-over-year revenue growth, 10th straight quarter of profitability – revenue reach $10.2 million, up 10%, net income of $565,000 or $0.09 per share

Key Financial Highlights:

– Revenues increased to $10.2 million, up 10.1%.

– Quarterly operating income of $693,000

– Quarterly net income of $565,000, or $0.09 per fully diluted share

– Company changes reporting currency to U.S. Dollar and adopts U.S. GAAP

PETACH-TIKVA, Israel, June 7, 2007 (BUSINESS WIRE) – Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, today announced its financial results for the first quarter of 2007.

Eltek reported revenues for the three months ended March 31, 2007 of $10.2 million compared with $9.3 million for the first quarter of 2006. The increase in revenues is attributed to the receipt of new orders from existing customers.

Net income for the first quarter totalled $ 565,000, or $0.09 per fully diluted share compared with net income of $641,000, or $ 0.09 per fully diluted share for the same quarter in 2006. The decrease in net income from the comparable period is mainly attributable to the devaluation of the U.S. dollar against the NIS. The results for Q1 2006 have been adjusted to US-GAAP and translated to the US dollar as explained below.

The first quarter of 2007 was the Company’s 10th consecutive quarter of profitability.

Effective January 1, 2007, The Company’s consolidated financial statements have been prepared in accordance with U.S. GAAP, and the Company’s reporting currency has been changed from NIS to U.S. dollars. The financial statements for all years (or periods) presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year (or period), except for equity accounts which are translated using historical exchange rates. All resulting exchange differences, which do not affect the Company’s earnings, are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity. In the case of a change in reporting currency, this method of translation results in the financial statements of prior years (or periods) presented for comparison being translated as if the reporting currency used in the current year (or period) had been used for at least all periods shown. The Company believes that presenting the financial statements in U.S. dollars and under US-GAAP delivers more meaningful and relevant financial information to its shareholders.

Arieh Reichart, President and Chief Executive Officer of Eltek, commented: “During Q1 we continued to deliver revenue growth and profitability against the extreme weakness of the U.S. dollar, which had adverse impact on our financial metrics. This achievement reflects the strength of our underlying business model. I am particularly pleased with recent competitive wins, such as contracts with a major Fortune 100 U.S. manufacturer and a foreign defense conglomerate, as we have successfully expanded early stage business relationships to long – term serial production engagements. We continue to pursue sizable – long term – higher margin opportunities with both existing and new customers, and I am very optimistic that we will be able to announce additional new projects during 2007.”

Amnon Shemer, CFO of Eltek commented “This quarter’s results have been prepared in accordance with US GAAP, and the financial statements have been presented in U.S. dollars since we believe that this way we can deliver more meaningful and relevant financial information to our shareholders”.

Mr. Shemer added “As the majority of our revenue is U.S. dollar denominated, while a significant portion of our expenses, primarily employee salaries, is denominated in NIS, the accelerated devaluation of the U.S. dollar against the NIS has inevitably influenced our financial performance. The average exchange rate between the NIS and the U.S. dollar in the first quarter of 2007 was 9.7% lower than that of the first quarter of 2006. Nevertheless, we are very pleased to have experienced year over year revenue growth for high-end serial production capacity. Expansion of our Petach-Tikva facility by approximately 15,000 square feet is on track, and we believe that capacity increases from our recent investment in people, equipment and facilities will enable Eltek to support future growth”.

About the Company

Eltek is Israel’s leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products.. For more information, visit Eltek’s World Wide Web site at www.eltekglobal.com.

Eltek ltd.
Consolidated Condensed Balance Sheets
(in thousands US $)

	December 31,	March 31,	March 31,
	2006	2006	2007
	Audited	Unaudited

Assets

Current assets
Cash and cash equivalents	2,030	1,089	2,040
Receivables: Trade	7,707	6,738	9,050
Other	261	181	182
Inventories	3,766	3,519	3,593
Prepaid expenses	192	219	157

Total current assets	13,956	11,746	15,022

Deferred taxes	-	155	-

Assets held for severance benefits	1,106	1,015	1,139

Property and equipment, net	8,143	6,625	8,722

Goodwill	903	1,291	914

Total assets	24,108	20,832	25,797

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	2,776	3,351	2,779
Trade payables	5,941	5,634	6,842
Other liabilities and accrued expenses	3,114	2,617	3,405
Convertible note	436	-	447

Total current liabilities	12,267	11,602	13,473

Long-term liabilities
Long term debt, excluding current maturities	3,068	1,716	2,829
Employee severance benefits	1,187	1,108	1,206
Convertible note	-	405	-

Total Long-term liabilities	4,255	3,229	4,035

Total liabilities	16,522	14,831	17,508

Minority interests	311	354	329

Total shareholder's equity	7,275	5,647	7,960

Total liabilities and shareholders equity	24,108	20,832	25,797

Eltek ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Year ended December 31,	Three months ended March 31,
	2006	2006	2007
	Audited	Unaudited

Revenues	39,045	9,287	10,223

Costs or revenues	(30,557)	(7,250)	(8,075)

Gross profit	8,488	2,037	2,148

Research and development Expenses, net	(154)	(34)	(29)

Selling, general and administrative expense	(5,580)	(1,193)	(1,426)

Amortization of goodwill	(473)	0	0

Operating income	2,281	810	693

Financial expenses,net	(538)	(162)	(116)

Income before other income, net	1,743	648	577

Other income (expenses), net	5	(2)	4

Income (loss) before tax benefit on income	1,748	646	581

Taxes on income	(158)	0	0

Income before tax benefit on income	1,590	646	581

Minority share in subsidiary's net results	60	(5)	(16)

Net income for the period	1,650	641	565

Basic earnings per 1 ordinary share	0.29	0.11	0.10

Diluted earnings per 1 ordinary share	0.24	0.09	0.09

Weighted average shares used to compute
basic net earnings per share (in thousands)	5,617	5,608	5,624

Weighted average shares used to compute
diluted net earnings per share (in thousands)	6,954	7,024	6,624